EARLY WARNING REPORT UNDER THE ALTERNATIVE
MONTHLY REPORTING SYSTEM OF
NATIONAL INSTRUMENT 62-103

1.	Name and Address of the eligible institutional investor:

Sentry Investments Inc. (“SII”)
199 Bay Street, Suite 2700
Commerce Court West
Toronto, Ontario, Canada
M5L 1E2

2.	Name of Reporting Issuer:

Klondex Mines Ltd. (the “Reporting Issuer”).

3.	Period for which the report is filed:

November 2014

4.

Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 of National Instrument 62-103 or the early warning requirements:

SII previously filed a report under Part 4 of National Instrument 62-103 in respect of the Reporting Issuer, for the month ended March 31, 2014 for securityholdings of 11,140,000 shares or securities convertible into shares of the Reporting Issuer (the “Shares”) representing a securityholding percentage of 10.07%. The net increase in Shares since the last report is 4,366,000 and the net increase in the securityholding percentage of Shares is 2.70%.

5.

Designation and number or principal amount of securities and the eligible institutional investor’s securityholding percentage in the class of securities at the end of the month for which the report is made:

SII exercises control over 15,506,000 Shares. SII’s securityholding percentage represented by such Shares is 12.77%. The Shares were acquired by accounts and funds managed by SII (the “SII Funds”). SII has control over but not ownership of the Shares.

6.	Designation and number or principal amount of securities and the percentage of outstanding securities referred to under Section 5 over which:

	a)	the eligible institutional investor, either alone or together with any joint actors, has ownership and control;

Not applicable.

b)

the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor; and

Not applicable.

	c)	the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

SII exercises control over 15,506,000 Shares. SII’s securityholding percentage represented by such Shares is 12.77%. The Shares were acquired by the SII Funds. SII has control over but not ownership of the Shares.

7.

The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

SII’s acquisitions were made in the ordinary course of business and were made for investment purposes. Neither SII nor the SII Funds have made any determination with respect to future ownership of, or control over, any additional securities of the Reporting Issuer. SII and the SII Funds may in the future acquire additional securities of the Reporting Issuer in the market or through private or other transactions, sell all or some portion of the Shares of the Reporting Issuer they control or own, or enter into derivative or other transactions with respect to their Shares of the Reporting Issuer.

8.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and issuer of the securities or any other entity in connection with transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

Not applicable.

9.	Name of any joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103.

Not applicable.

10.

If applicable, a description of any change in any material fact set out in a previous report by the eligible institution investor under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities.

Not applicable.

11.	Eligibility to file reports under the alternative monthly reporting system:

SII is eligible to file this report under the alternative monthly reporting system (Part 4) of National Instrument 62-103.

12.	Declaration:

The filing of this report is not an admission that any entity named in this report owns or controls any described securities or is a joint actor with another named entity.

DATED this 10th day of December, 2014.

SENTRY INVESTMENTS INC.

Per:	“Jasmin Jabri” (signed)
Name: Jasmin Jabri
Title: Chief Compliance Officer